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April 16, 2009


Mr. Ethan Horowitz
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: Item 4.01 Form 8-K Filed April 10, 2008 transmitted by FAX.

Dear Mr. Horowitz:

We are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the above- referenced staff communique' sent via fax.

We have filed an amended 8-K/A which incorporates your comments.

Form 8-K filed April 16 2008

Item 1. Paragraph 4, Has been revised in part to include the phrase NOT
QUALIFIED.

Item 4. Letter from the former Independent Public has been included as EXHIBIT 16 to the 8-KA filing.


If you need additional clarification please contact me.


Cordially,


/s/ Sandro Piancone
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Sandro Piancone
Chief Executive Officer
Nascent Wine Company, Inc.